[redacted]

SECURITI 12014332 N

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 29 2012
WASH, D.C.
196

CM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37056

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DESPAIN FINANCIAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

502 WEST MAIN STREET
(No. and Street)

COLLINSVILLE, IL 62234
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DON DESPAIN 618.344.1809
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCOY & ASSOCIATES, LLC
(Name – *if individual, state last, first, middle name*)

15 EMERALD TERRACE	SWANSEA	IL	62226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KG 4/3

OATH OR AFFIRMATION

I, DONALD H. DESPAIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DESPAIN FINANCIAL CORPORATION, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Donald H. Despain
Signature

Title

Notary Public

"OFFICIAL SEAL"
JOSEPH J. HRABUSICKY
Notary Public, State of Illinois
My Commission Expires 11/18/13

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DESPAIN FINANCIAL CORPORATION

Financial Statements and Supplementary Information

Year ended December 31, 2011

With Report of Independent Auditors

McCoy & Associates, LLC

Certified Public Accountants & Consultants

DESPAIN FINANCIAL CORPORATION

Financial Statements and Supplementary Information

Year ended December 31, 2011
With Report of Independent Auditors

DESPAIN FINANCIAL CORPORATION

Financial Statements and Supplementary Information

Year ended December 31, 2011

CONTENTS

McCoy & Associates, LLC
Certified Public Accountants and Consultants
15 Emerald Terrace
Swansea, IL 62226
Telephone (618) 257-1200
Fax (618) 257-1202

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
DESPAIN FINANCIAL CORPORATION

We have audited the accompanying statement of financial condition of DESPAIN FINANCIAL CORPORATION (the Company) as of December 31, 2011 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DESPAIN FINANCIAL CORPORATION at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McCoy & Associates, LLC

February 24, 2012

DESPAIN FINANCIAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

Cash	$	53,214
Commissions receivable		12,877
Prepaid income taxes		3,000
Deferred income taxes		4,300
Cash surrender value of life insurance policy		15,853
Securities owned, at fair value		73,184
	$	162,428

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued commissions payable	$	7,839
		7,839
Stockholder's Equity:		
Common stock, $1 par value, authorized 1,000 shares, 100 shares issued and outstanding		100
Additional paid-in capital		11,327
Retained earnings		143,162
Total stockholder's equity		154,589
	$	162,428

The accompanying notes are an integral part of these financial statements.

DESPAIN FINANCIAL CORPORATION
STATEMENT OF INCOME
Year Ended December 31, 2011

Revenues:		
Commissions	$	515,440
Investment income		3,742
Other income		1,130
		520,312
Expenses:		
Commissions		116,275
Occupancy		33,000
Insurance expense		244
Office expense and other		3,284
Regulatory fees		6,594
Professional fees		5,040
Administrative costs		179
Referral fees		375,000
		539,616
Income before income taxes		(19,304)
Provision for income taxes		(5,252)
Net income (loss)	$	(14,052)

The accompanying notes are an integral part of these financial statements.

DESPAIN FINANCIAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE AT JANUARY 1, 2011	100	11,327	157,214	168,641
Net income (loss)	-	-	(14,052)	(14,052)
Dividends Paid	-	-	-	-
BALANCE AT DECEMBER 31, 2011	$ 100	$ 11,327	$ 143,162	$ 154,589

The accompanying notes are an integral part of these financial statements.

DESPAIN FINANCIAL CORPORATION
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
Year Ended December 31, 2011

SUBORDINATED BORROWINGS AT JANUARY 1, 2011	$	-
Increases		-
Decreases		-
SUBORDINATED BORROWINGS AT DECEMBER 31, 2011	$	-

The accompanying notes are an integral part of these financial statements.

DESPAIN FINANCIAL CORPORATION
STATEMENT OF CASH FLOWS
Year Ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ (14,052)
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Increase in cash surrender value of life insurance policy	(609)
Unrealized (gain) loss on securities	(4,616)
Deferred income taxes	(6,900)
(Increase) decrease in:	
Commissions receivable	37,266
Prepaid income taxes	(3,000)
Prepaid rent	3,000
Increase (decrease) in:	
Accrued commissions payable	(19,084)
Accrued income taxes	(3,348)
Amount due to related party	-
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(11,343)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of investments	(68,568)
Proceeds from sale of investments	71,190
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	2,622
NET INCREASE (DECREASE) IN CASH	(8,721)
CASH AT BEGINNING OF YEAR	61,935
CASH AT END OF YEAR	$ 53,214

The accompanying notes are an integral part of these financial statements.

NOTE A – ORGANIZATION AND NATURE OF BUSINESS

DESPAIN FINANCIAL CORPORATION (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Illinois Corporation established October 29, 1986.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a sigle line of business as a broker-dealer, which comprises acting as an agent to facilitate customers' purchases and sales of securities, primarily mutual funds and variable life annuities.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Income Taxes

The Company is treated as a C Corporation for federal income tax purposes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an even occurs that requires a change.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Trail commissions are recorded on a cash-basis.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

NOTE C – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011.

	Level 1	Level 2	Total
ASSETS			
Securities owned:			
EQUITIES	$ 71,190	-	$ 71,190

NOTE D – RELATED PARTIES

The Company is affiliated with DesPain Investment Solutions, Ltd., through common ownership. DesPain Investment Solutions, Ltd. provides investment advice and receives referral fees from the Company. In addition, certain employees of DesPain Investment Solutions, Ltd provide services for the Company free of charge. During 2011, the Company paid DesPain Investment Solutions, Ltd. referral fees of $375,000.

The Company leases its offices from the Company's stockholder. Rent paid for the office space for 2011 amounted to $33,000.

NOTE E – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $128,845, which was $123,845 in excess of its required net capital of $5,000.

NOTE F – RECEIVABLES AND PAYABLES

Amounts receivable and payable at December 31, 2011, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 12,877	$ 7,839

NOTE G – INCOME TAXES

The current and deferred portions of the income tax expense included in the statement of operations as determined in accordance with FASB ASC 740 are as follows:

Current	$ 1,648
Deferred	(6,900)
Total	($5,252)

The deferred tax provision results from valuing securities owned at fair value for financial reporting purposes and at book value for tax purposes. In addition, the Company has net operating losses of $19,000 that may be applied against future taxable income. The net operating losses expire in 2031.

DESPAIN FINANCIAL CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2011

Net Capital		
Total Stockholder's Equity		$ 154,589
Total stockholder's equity qualified for net capital		154,589
Deductions from Capital		
Securities not considered readily marketable	93	
Deferred tax asset	4,300	
Prepaid income taxes	3,000	7,393
Net capital before haircuts on securities positions		147,196
Haircuts on securities:		
Trading and investment securities	10,977	
Undue concentration	6,340	
Money market funds	1,034	18,351
Net Capital		$ 128,845
Aggregate Indebtedness		
Items included in statement of financial condition:		
Accrued commissions payable		$ 7,839
Total Aggregate Indebtedness		$ 7,839
Basic Net Capital Requirement		
Minimum dollar net capital requirement		$ 5,000
Excess Net Capital		$ 123,845
Percentage of aggregate indebtedness to net capital		6.09%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2011):		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 128,624
Change in undue concentration deduction due to audit adjustments		221
Net capital per above		$ 128,845
Aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report		$ 7,839
		-
Aggregate indebtedness per above		$ 7,839

DESPAIN FINANCIAL CORPORATION
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2011

An exemption to the requirements of Rule 15c3-3 is claimed under the provisions of Rule 15c3(k)(2)(ii), in that all customer monetary and security receipts by the Company are promptly transmitted in accordance with applicable regulations and that all customer security transactions are cleared through Saxony Securities, on a fully disclosed basis.

DESPAIN FINANCIAL CORPORATION
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2011

An exemption to the requirements of Rule 15c3-3 is claimed under the provisions of Rule 15c3(k)(2)(ii), in that all customer monetary and security receipts by the Company are promptly transmitted in accordance with applicable regulations and that all customer security transactions are cleared through Saxony Securities, on a fully disclosed basis.

McCoy & Associates, LLC
Certified Public Accountants and Consultants
15 Emerald Terrace
Swansea, IL 62226
Telephone (618) 257-1200
Fax (618) 257-1202

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder
DESPAIN FINANCIAL CORPORATION

In planning and performing our audit of the financial statements and supplemental schedules of DESPAIN FINANCIAL CORPORATION as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieved the SEC's above-mentioned objectives. Two

of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss form unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in audit of the financial statements of DESPAIN FINANCIAL CORPORATION as of and for the year ended December 31, 2011, and this report does not affect our report thereon dated February 24, 2012.

> The Company's owner performs all accounting and financial reporting functions. Accordingly, there is not an adequate segregation of duties for authorizing transactions, recording transactions and handling the related assets.
>
> The Company's procedures for posting audit adjustments to its general ledger are not adequate.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the matters noted above, we believe that the Company's

practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Associates, LLC

February 24, 2012